July 16, 2009	David C. Sienko D 312.807.4382 F 312.827.8031 david.sienko@klgates.com

VIA EDGAR AND FACSIMILE NO. (703) 813-6982

Ms. Tracey L. McNeil, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Hecla Mining Company

Registration Statement on Form S-1 Filed June 12, 2009 (333-159966)

Form 10-K For Fiscal Year Ended December 31, 2008 Filed March 2, 2009 (001-08491)

Dear Ms. McNeil:

This letter responds to the comments contained in your letter dated July 9, 2009, regarding the registration statement on Form S-1 and the annual report on Form 10-K of Hecla Mining Company (the “Company”). For convenience, each of your comments is repeated below, with responses immediately following.

In response to your comments, the Company proposes to make the following revisions to its future filings, including its upcoming quarterly report on Form 10-Q due on August 10, 2009. Please note there would not be any revisions to the Registration Statement in response to your comments that require an amendment to the Registration Statement.

Registration Statement on Form S-1

Security Holdings of Selling Stockholders, page 3

1.	For each Selling Stockholder, confirm to us that (1) each purchased its securities in the ordinary course of business and (2) at the time of purchase, the stockholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify as underwriters all affiliates of registered broker-dealers that are listed as selling shareholders. Identify as underwriters all selling shareholders who are registered broker-dealers, or confirm to us that all securities being resold by registered broker-dealers constitute compensation for investment banking services. In this regard, we note your disclosure in footnotes 5 and 6 on page 4.

Response: The Company confirms that none of the Selling Stockholders are registered broker-dealers, although three Selling Stockholders are affiliated with registered broker-dealers. The Company further confirms that, based solely upon the representations and warranties received from each Selling Stockholder in Section 3.2(b) of the Securities Purchase Agreement

Ms. Tracey L. McNeil

July 16, 2009

dated June 2, 2009 (a copy of which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 8, 2009), (1) each Selling Stockholder purchased its securities in the ordinary course of business and (2) at the time of purchase, the stockholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 4

Our ability to market metals production . . . page 11

2.	You refer to your “contracted smelters” and to your significant customers listed under Note 12 of Notes to Consolidated Financial Statements. File your sales contracts with Teck Cominco Ltd., Korea Zinc, and Dowa/Sumitomo as exhibits or tell us why you do not believe that they are required under Item 601(b)(10) of Regulation S-K.

Response: Like many others in the precious metals mining industry, the Company has historically not filed its various smelter agreements as Material Contracts pursuant to Item 601(b)(10) of Regulation S-K. These contracts – and we note for your information that there are typically multiple contracts for each smelter listed as a significant customer, based on the location of the mine and the type of metals concentrate being sent for smelting and refining (each with annual updating amendments dealing with composition and impurities within the concentrate sent and other technical matters in addition to any treatment charges), rather than a single contract with a smelter for all or multiple locations and all or multiple types of metals concentrates) – are made “in the ordinary course of business” within the meaning of Item 601(b)(10)(i) of Regulation S-K and are each a contract “as ordinarily accompanies the kind of business conducted by the registrant” within the meaning of Item 601(b)(10)(ii) of Regulation S-K. Because the Company is a mining company, and not a smelter, entering into agreements to smelt its metals concentrates represents an ordinary occurrence for the Company (and any other mining company that does not have smelting facilities). The Company further believes that while the smelter agreements ordinarily accompany the kind of business conducted by it, none of these contracts is a “contract upon which the registrant’s business is substantially dependent” within the meaning of the exception in Item 601(b)(10)(ii)(B) of Regulation S-K for a variety of reasons, as follows: (a) no single contract with a smelter accounts for a majority of our revenue; (b) we have in the past found alternative markets for concentrates when a customer has defaulted for reasons of force majeure; (c) the metals concentrate smelting business is a commodity business driven by world markets with multiple sources of supply and multiple sources of smelting capacity, with focus of repeated use driven principally by proximity and shipping costs rather than specialized processes or knowledge and, thus, dissimilar to the types of contracts (patents, licenses, franchises) that exemplify ordinary course contracts that may be nevertheless material in Item 601(b)(10)(ii)(B) of Regulation S-K; and (d) alternate processing sources are available should there be a breach of

Ms. Tracey L. McNeil

July 16, 2009

contract or other cessation of performance by the contracted party. In addition, the Company does not believe that these contracts would provide any meaningful information to investors because (1) the spot prices on world markets for silver, gold, lead, and zinc are much more important and sizable determinatives of smelting prices than the various technical factors, impurity penalty provisions and treatment charges typically included in such contracts, (2) smelting prices, to the extent impacted by such contract provisions, are not readily determinable by investors without both (A) sophisticated understanding of mining and smelting and (B) ongoing and specific information concerning the precise content of the concentrates being delivered in each shipment, and (3) filing such contracts might cause investors to believe that they are the most important determinative of smelting costs or are useable to estimate our smelting costs on a forward-looking basis. Moreover, to the extent smelting treatment and freight charges are material, the Company’s existing disclosure provides such information in the Reconciliation of Total Cash Costs (non-GAAP) to Cost of Sales and Other Direct Production Costs and Depreciation, Depletion and Amortization (GAAP) section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Lastly, the Company does not believe that its conservative disclosure posture, which warns investors that if “our ability to sell concentrates to our contracted smelters becomes unavailable” that “it is possible our operations could be adversely affected” in any way mandates that the complex and sensitive information in multiple concentrate contracts with multiple smelters are each material or required to be filed as exhibits.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 28

The Greens Creek Segment, page 30

3.	Provide us with a more detailed, quantified breakdown of the factors resulting in the higher cost of sales in 2008. We note current disclosure that cost of sales increased “primarily due” to increased costs, etc.

Response: Due to the acquisition of the remaining 70.3% of Greens Creek in April 2008, resulting in the Company’s reporting of 29.7% of the operating results for Greens Creek prior to the acquisition date and 100% of the results thereafter, comparison of absolute cost amounts between 2008 and prior years is not meaningful. As a result, the Company determined expressing the increase in 2008 cost sales and other direct production costs by disclosing them as a percentage of sales for each year presented to be appropriate. However, the $72.4 million increase in 2008 cost of sales and other direct production costs compared to 2007 can be approximately broken-down as follows:

•	$50.6 million increase due to the Company’s increase in ownership of Greens Creek;

Ms. Tracey L. McNeil

July 16, 2009

•

$16.6 million increase as a result of the adjustment for the excess of fair value over cost of the finished and in-process product inventory acquired upon purchase of the 70.3% ownership interest. Upon the sale of the acquired inventory, the fair market value was expensed, which increased cost of sales and decreased gross profit margin in 2008, without a comparable charge in 2007 or 2006;

•	$4.6 million increase in diesel fuel costs due primarily to higher diesel prices; and

•	$0.6 million increase due to higher prices for other consumable and other factors.

Controls and Procedures, page 44

Disclosure Control and Procedures, page 44

4.	We note your disclosure that controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified. Please disclose, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you filed or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please refer to Exchange Act Rule 13a-15(e).

Response: The Company confirms that its officers concluded that its disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it filed or submit under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officer, to allow timely decisions regarding required disclosure. The Company will provide similar disclosure in its future filings.

Management’s Annual Report on Internal Control over Financial Reporting, page 44

5.	We note your disclosure that you implemented a new business system at your corporate office. Please explicitly disclose whether there were any changes that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting. See Item 308(c) of Regulation S-K.

Response: The Company confirms that there were no changes that have materially affected, or are reasonably likely to materially affect, its internal controls and procedures over financial reporting, including in connection with the new business system. To the extent the Company repeats this disclosure in its future filings, it will include this additional disclosure.

Ms. Tracey L. McNeil

July 16, 2009

Financial Statements, page F-1

Note 1: Summary of Significant Accounting Policies, page F-7

Properties, Plants and Equipment, page F-9

6.	We note your disclosure that idle facilities placed on standby basis are carried at the lower of net carrying value or estimated net realizable value. Please clarify if you record depreciation on such facilities when not in operation.

Response: The net carrying values of idle facilities are written-down to salvage value upon reaching the end of the economic mine life and being placed on standby basis. Therefore, with the exception of depreciation recorded on mobile equipment used in ongoing exploration and reclamation efforts at such properties, the Company does not record depreciation on idle facilities when they are not in operation. The Company will include such additional disclosure in its future filings.

Note 4: Properties, Plants, Equipment and Mineral Interests, page F-16

7.	We note your disclosure on page F-10 which indicates, “Undeveloped mineral interests are amortized on a straight-line basis over their estimated useful lives taking into account residual values.” Please disclose the weighted average useful life of your undeveloped mineral interests and disclose how you determined the appropriate calculation. Tell us if you determined the useful life based on your intent to explore, the contractual terms of the mineral rights or some other method.

Response: Future filings of the Company will reflect the Company’s current policy regarding the amortization of undeveloped mineral interests by deleting the sentence you reference and including the following:

“Undeveloped mineral interests are not amortized until such time as they are converted to proven and probable reserves. At that time, the basis of the mineral interest is amortized on a units-of-production basis. Pursuant to our policy on impairment of long-lived assets, if it is determined that an undeveloped mineral interest can not be economically converted to proven and probable reserves, the basis of the mineral interest is reduced to its net realizable value and an impairment loss is recorded to expense in the period in which it is determined to be impaired.”

Further to your comment, the Company held mineral interests at December 31, 2006 related to the Hollister Development Block Gold exploration project having a cost basis of $1.8 million which were being amortized on a straight-line basis using an estimated useful life of 10 years. However, the Company sold its interest in the Hollister project in April 2007. The amount of amortization related to the Hollister mineral interest recorded in the periods presented in the Company’s annual report on Form 10-K for the period ended December 31, 2008 is not significant, and the Company has therefore determined that disclosure related to this specific item is not warranted. The Company has since revised its policy regarding the amortization of mineral interests pursuant to accounting guidance in EITF 04-03, Mining Assets: Impairment and Business Combinations, which was issued subsequent to the acquisition of the Hollister mineral interest described above. The current policy is as described above.

Ms. Tracey L. McNeil

July 16, 2009

Note 7: Long-term Debt and Credit Agreement, page F-20

8.	Disclose the specific terms of all material covenants in your debt agreements. For all material covenants, disclose the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods. Consider similar disclosure elsewhere in your filing.

Response: The Company concurs that, in accordance with Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of the SEC Staff’s FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, that the Company should consider discussion of the impact that any material covenants in its credit agreement may have on its financial liquidity and capital resources on a forward-looking basis and that the Company may make reference to non-GAAP financial measures in connection therewith. Accordingly, the Company’s existing disclosures already (a) include the terms of all applicable financial covenants (in the credit agreement and its amendments as included in the Exhibits to the Company’s Form 10-K and other SEC filings), (b) contain cautionary statements and explanations concerning the credit agreement and covenants therein in various risk factors (including “We have limited cash resources and may be dependent on accessing additional financing to meet our expected cash needs,” “The terms of our credit facilities restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions and that, in turn, could impair our ability to meet our obligations,” “The inability to meet the payment obligations of our credit facilities when due could adversely affect our financial results or condition,” and “Failure to comply with debt covenants could adversely affect our financial results or condition,” (c) discuss the Company’s liquidity, access to capital, and the impact of the Greens Creek Joint Venture (and associated financing) in Management’s Discussion and Analysis of Financial Condition and Results of Operations (referencing Note 21 of the financial statements), and (d) describe the history and status (at the time of filing) of the credit agreement and covenant compliance in Note 7 and Note 21 of the Company’s financial statements.

Consequently, the Company believes that investors have had ample access to the relevant material information concerning its credit agreement and covenants already, and that highlighting specific covenants by quantitative listing, together with actual

Ms. Tracey L. McNeil

July 16, 2009

ratios incurred for all applicable periods covered by the financial statements, and with reconciliation of such non-GAAP measures, taking into account the various amendments of the credit agreement over and during the applicable periods covered by the financial statements, would be cumbersome and ineffective in informing investors of the Company’s current and future status. In addition, natural variability in the content of orebodies, bulk shipping schedules, and volatile metals prices make it more difficult than in many other businesses to use any “cushion” between actual ratios and required ratios as a reliable indicator of overall financial health of the Company’s business or operations. For these reasons, the Company believes that altering Note 7 as requested would not be helpful to investors. However, in keeping with the spirit of your comment, future filings of the Company will include in Management’s Discussion and Analysis of Financial Condition and Results of Operations more expansive disclosure regarding the Company’s status of compliance with the various covenants and ratios contained in the credit agreement as of the relevant reporting date(s).

Note 11: Derivative Instruments, page F-35

9.	We note your disclosure on page F-12 which specifies that “Changes in metals prices between shipment and final settlement will result in changes to revenues previously recorded upon shipment. Our concentrate sales are based on a provisional sales price containing an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of the concentrates at the forward price at the time of the sale. The embedded derivative, which does not qualify for hedge accounting, is adjusted to market through earnings each period prior to final settlement.”

With respect to this embedded derivative, please disclose the location and amounts of derivative instruments reported in the statements of financial position and statements of operations.

Response: At December 31, 2008, 2007, and 2006, the amounts of the derivative instruments were $94,000, $18,000, and $187,000, respectively. In all periods, the derivative instruments were recorded as increases to revenue and trade accounts receivable. In future filings, the Company will disclose the location and amounts of derivative instruments reported in the statements of financial position and statements of operations.

Exhibits 31.1 and 31.2

10.	Please confirm to us that, in future filings, your certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K. We note in particular the following:

•	the identification of the certifying individual at the beginning of the certification should be revised to remove the individual’s title; and

Ms. Tracey L. McNeil

July 16, 2009

•	paragraph 4(d) should include the parenthetical language “(the registrant’s fourth fiscal quarter in the case of an annual report).”

Response: The Company confirms that in future filings, its certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K.

* * * * *

We believe that this information responds to all of your comments. If you should require any additional information feel free to call me at 312-807-4382.

Very truly yours,

/s/ David C. Sienko
David C. Sienko

Enclosures

Copies (w/encl.) to:	Michael B. White Donald J. Bingle (firm)